Exhibit (a)(2)

18191 Von Karman Avenue Suite 300 Irvine, CA 92612 (949) 270-9200

August 11, 2014
Dear Stockholder:

In a letter dated July 15, 2014, I wrote to you regarding an unsolicited tender offer (the “CMG Offer”) being made for your shares of the common stock of Griffin-American Healthcare REIT II, Inc. (the “Company”) by CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC, CMG Legacy Growth Fund, LLC, CMG Acquisition Co., LLC and CMG Partners, LLC (together, “CMG”) pursuant to a Schedule TO filed by CMG with the Securities and Exchange Commission (the “SEC”) on June 30, 2014. CMG is offering to purchase up to an aggregate of 3,000,000 shares of the Company’s common stock at a price of $10.00 per share (the “Shares”).

The Company is required by the Securities Exchange Act of 1934, as amended, and the rules and regulations under it, to inform you of its position, if any, with respect to the CMG Offer. At the time of the July 15, 2014 letter, the board of directors (the “Board”) of the Company expressed no opinion and remained neutral regarding whether the Company’s stockholders should accept or reject the CMG Offer. Due to the recently announced proposed merger of the Company, I am writing you on behalf of the Board to inform you that the Board now recommends that you REJECT the CMG Offer and not tender your shares.

As you may have already heard, and as disclosed in a recent Current Report on Form 8-K and Press Release by the Company, on August 5, 2014, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with NorthStar Realty Finance Corp. (“NorthStar Realty”), NRF Healthcare Subsidiary, LLC, a wholly owned subsidiary of NorthStar Realty (“Merger Sub”), and NRF OP Healthcare Subsidiary, LLC, a wholly owned subsidiary of Merger Sub, pursuant to which, subject to the satisfaction or waiver of certain conditions, NorthStar Realty and the aforementioned subsidiaries will acquire all of the outstanding shares of the Company’s stock in a stock and cash transaction valued at $11.50 per share of the Company’s common stock (the “Merger”). The Company will be sending you separate correspondence with additional information regarding the Merger.

Subject to the terms and conditions of the Merger Agreement, the Company’s stockholders would receive: (i) $7.75 per share in cash; and (ii) $3.75 per share in NorthStar Realty common stock based on the Average Parent Closing Price (as defined in the Merger Agreement), subject to a collar. The stock portion will be subject to a collar such that the Company’s stockholders will receive 0.1859 NorthStar Realty shares if the Average Parent Closing Price is above $20.17 per share at closing and 0.2344 NorthStar Realty shares if the Average Parent Closing Price is below $16.00 at closing. If the Average Parent Closing Price at closing is between $16.00 and $20.17 per share, the Company’s stockholders will receive a number of NorthStar Realty shares between 0.1859 and 0.2344, equal to $3.75 in value.

A special committee of the independent directors of the Company unanimously recommended to the Board the Merger, the Merger Agreement and the other transactions contemplated thereby for approval and adoption and directed that the Merger Agreement be submitted to the Board for consideration. The Board subsequently unanimously determined and declared that the Merger, substantially upon and in accordance with the terms and conditions of the Merger Agreement, and the other transactions contemplated by the Merger Agreement, are advisable, fair to, and in the best interests of, the Company and its stockholders.

The consummation of the Merger is subject to certain customary closing conditions, including, among others, approval of the Merger by the respective holders of a majority of the outstanding shares of the Company’s common stock and NorthStar Realty’s common stock. The obligations of the parties to consummate the Merger are not subject to any financing condition or the receipt of any financing by NorthStar Realty.

As a result of the proposed Merger, the Board reviewed its position regarding the CMG Offer, as stated in the July 15, 2014 letter. Therefore, the Board: (1) consulted with members of the Company’s management, Griffin-American Healthcare REIT Advisor, LLC, the Company’s advisor, Griffin-American Healthcare REIT Sub-Advisor, LLC, the Company’s sub-advisor, and such legal and other advisors as deemed appropriate by the Board; (2) reviewed the terms and conditions of the CMG Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of assets and future opportunities; (4) evaluated various factors it deemed relevant in light of its knowledge of the Company’s business, financial condition, portfolio of assets and future prospects; (5) took into account the fact that CMG is making the offer for investment purposes and with the intention of making a profit from the ownership of the Shares; and (6) took into account the fact that the offering price in the CMG Offer is less than the amount the Company’s stockholders would receive upon consummation of the Merger.
The following are the material factors considered by the Board in evaluating the CMG Offer:

(i)
The Board believes that the CMG Offer represents an opportunistic attempt by CMG to purchase the Shares at a low share price and make a profit and, as a result, deprive any Company stockholders who tender their shares of the Company’s common stock of the potential opportunity to realize the long-term value of their investment in the Company or to realize the value of their investment in the Company upon consummation of the Merger. However, the Board notes that there is no guarantee that the Merger or a similar transaction will be completed and, absent the completion of the Merger or a similar transaction, there is no assurance that a public market for the Company’s common stock may develop and there can be no certainty regarding the long-term value of the Company’s common stock.

(ii)
CMG states that the CMG Offer is being made “for investment purposes and with the intention of making a profit from the ownership of the Shares” and admits that it was “motivated to establish the lowest price which might be acceptable” to the Company’s stockholders. To that end, CMG states that it arrived at the CMG Offer price by “applying a liquidity discount to the REIT’s potential liquidation value.” The CMG Offer price of $10.00 per share is less than the $11.50 per share of the Company’s common stock that stockholders would receive upon consummation of the Merger, and is also less than the $10.22 per share offering price in the Company’s most recent public offering of its common stock. CMG acknowledges that the offer price was established based on CMG’s objectives and not based on what is in the best financial interest of you and the other Company stockholders.

(iii)	CMG acknowledges that CMG has not made an independent appraisal of the Shares or the Company’s properties, and that CMG is not qualified to appraise real estate.

(iv)
CMG has engaged a depositary for the CMG Offer that is one of the purchasers, CMG Partners, LLC. As a result, there is no independent third party holding funds for CMG for payment of the CMG Offer price that can independently verify that such funds are available for payment, and CMG may have access to the Shares tendered by stockholders before all conditions to the CMG Offer have been satisfied and tendering holders have been paid.

(v)
There is no guarantee that the CMG Offer can or will be completed as soon as CMG contemplates in its offer. The CMG Offer does not initially expire until August 14, 2014 and this date may be extended by CMG, subject to compliance with applicable securities laws, in its sole discretion.

(vi)
CMG expressly reserves the right to amend the terms of the CMG Offer, including by decreasing the $10.00 per share offer price or by changing the number of shares being sought or the type of consideration, at any time before the CMG Offer expires.

In summary, we believe the CMG Offer represents an attempt by CMG to catch current stockholders of the Company off-guard and acquire the Shares at a low price in order to make a profit and, as a result, deprive the stockholders that tender their shares of the Company’s common stock of the potential long-term value of the Shares. As stated by CMG in the CMG Offer, stockholders who tender their shares of the Company’s common stock “will give up the opportunity to participate in any future benefits from the ownership of Shares.” Stockholders who tender their shares pursuant to the CMG Offer would thus give up their rights to receive the $11.50 per share consideration that would be paid to the Company’s stockholders if the Merger is completed.
In light of the foregoing factors, the Board recommends that you REJECT the CMG Offer and not tender your shares.
The Board understands that you must make your own independent decision whether to tender or refrain from tendering your shares of the Company’s common stock. We strongly urge you to carefully consider all aspects of the CMG Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, including your tolerance for risk and need for immediate liquidity that cannot be satisfied by other means, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences, and (v) other factors you determine are relevant to your decision. You should carefully review all of the CMG Offer documents sent to you by CMG, as well as the Company’s publicly available annual, quarterly and other reports, and consult with your own financial, tax and other advisors in evaluating the CMG Offer before deciding whether to tender your shares of the Company’s common stock.
PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION.
To reject the CMG Offer, simply ignore it; you do not need to respond to anything. If you have already agreed to tender your shares pursuant to the CMG Offer, you may withdraw your acceptance of the CMG Offer by notifying CMG at any time prior to the termination of the CMG Offer.
Should you have any questions or need further information about your options, please feel free to contact Griffin-American Healthcare REIT II, Inc., 18191 Von Karman Avenue, Suite 300, Irvine, California 92612, Attention: Investor Services (telephone number: (888) 926-2688).

Sincerely,
/s/ Jeffrey T. Hanson
Jeffrey T. Hanson
Chief Executive Officer and Chairman of the Board of Directors
Cautionary Note Regarding Forward-Looking Statements
Certain statements contained in this letter other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should,” “will,” “predicted,” “likely” or other words or phrases of similar import. Similarly, statements that describe or contain information related to matters such as the Company’s intent, belief or expectation with respect to its financial performance, investment strategy and portfolio, cash flows, growth prospects, liquidity options and proposed Merger and distribution rates and amounts are forward-looking statements. These forward-looking statements often reflect a number of assumptions and involve known and unknown risks, uncertainties and other factors that could cause the Company’s actual results to differ materially from those currently anticipated in these forward-looking statements. In light of these risks and uncertainties, the forward-looking events might or might not occur, which may affect the accuracy of forward-looking statements and cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, the risk factors provided in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. These factors include, but are not limited to:  the failure to receive, on a timely basis or otherwise, the required approvals by the Company’s stockholders for the Merger; the risk that a condition to closing of the proposed Merger may not be satisfied; the Company’s ability to consummate the Merger; the possibility that the anticipated benefits and synergies from the proposed Merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of operations after the Merger will be greater than expected; operating costs and business disruption may be greater than expected; the ability of the Company or the combined company to retain and hire key personnel and maintain relationships with providers or other business partners pending the consummation of the Merger; changes in economic conditions generally and the real estate market specifically; legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts; changes in interest and foreign currency exchange rates; competition in the real estate industry; the supply and demand for operating properties in the Company’s proposed market areas; changes in accounting principles generally accepted in the United States of America, policies and guidelines applicable to real estate investment trusts; the availability of properties to acquire; the Company’s ability to acquire properties pursuant to its investment strategy; the availability of capital and debt financing; and the Company’s ongoing relationship with its co-sponsors and their affiliates.
Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of materials of any vote or approval in respect of the proposed Merger involving the Company or otherwise. In connection with the proposed Merger, a special stockholder meeting will be announced soon to obtain stockholder approval. In connection with the Merger, NorthStar Realty intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and NorthStar Realty and that also constitutes a prospectus of NorthStar Realty. The Company and NorthStar Realty also plan to file other relevant materials with the SEC. Investors and security holders of the Company are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about the Company, NorthStar Realty and the proposed Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov, at the Company’s website at www.HealthcareREIT2.com or by sending a written request to the Company at 18191 Von Karman Avenue, Suite 300, Irvine, California 92612, Attention: Investor Relations.
Participants in the Solicitation
The Company and its directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from the stockholders of the Company in favor of the proposed Merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of the Company’s stockholders in connection with the proposed Merger and their ownership of the Company’s common stock will be set forth in the Company’s joint proxy statement for its special meeting. Investors can find more information about the Company’s executive officers and directors in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its definitive proxy statement filed with the SEC on Schedule 14A on September 23, 2013.

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